CONSENT OF QUALIFIED PERSON
I, Christopher Emerson, consent to the public filing by Pan American Silver Corp. of the technical report titled “Technical Report for the Dolores Property, Chihuahua, Mexico”, with an effective date of June 30, 2022.

Dated this 2nd day of December, 2022.
/s/ “Christopher Emerson”
Christopher Emerson, FAusIMM